Mail Stop 4561

November 18, 2009

Isy Goldwasser
Chief Executive Officer
Symyx Technologies, Inc.
1263 East Arques Avenue
Sunnyvale, CA 94085

   Re: **Symyx Technologies, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 000-27765

Dear Mr. Goldwasser:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Patrick Gilmore
         Accounting Branch Chief